UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2026

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

Re: Enovis Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-34045

Dear Phillip B. Berry:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services